ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 Jessica.reece@ropesgray.com

October 28, 2016

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton

Re:	NexPoint Credit Strategies Fund (the “Trust”)

Certified Shareholder Report on Form N-CSR Filed on March 3, 2016, Pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as Amended (the “1940 Act”) (the “Shareholder Report”)

1940 Act File No. 811-21869

Dear Ms. Hamilton:

This letter provides the Trust’s responses to the comments with respect to the Shareholder Report that the Commission Staff (the “Staff”) provided orally via conference call on September 14, 2016. For the convenience of the Staff, the comments have been summarized below. The Trust’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Shareholder Report.

Comments Applicable to Shareholder Report

1.	Staff Comment: Please discuss supplementally the applicability of Rules 3-09 and 4-08(g) of Regulation S-X to the Trust’s controlled investments. In addition, please confirm supplementally whether NexPoint Real Estate Capital LLC is a controlled investment of the Trust.

Response: In accordance with Regulation S-X and the AICPA Audit and Accounting Guide for Investment Companies and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810—Consolidation, the Trust generally does not consolidate its interest in any company other than (i) investment company subsidiaries and (ii) controlled operating companies substantially all of whose business consists of providing services to the Trust. The Trust has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation,” and FASB ASC 946-10-15, Assessment of Investment Company Status, and has determined that the Trust’s investment in NexPoint Real Estate Capital LLC does not meet either of these criteria. NexPoint Real Estate Capital LLC meets the requirements of Section 3(c)(5)(C) of the 1940 Act as an owner of real property and real estate-related investments and, accordingly, is not an investment company under the 1940 Act. NexPoint Real Estate Capital LLC is excluded as well from the definition of investment company under FASB ASC 946-10-15 because its business purpose and activity includes making investments for strategic operating purposes and excludes making multiple substantive investments and investing with an exit strategy. Additionally, NexPoint Real Estate Capital LLC does not and will not provide any substantive services to the Trust. The Trust notes that this position is consistent with the practices of other investment companies that hold ownership interests in one or more wholly owned subsidiaries, including REITs that have similar characteristics to NexPoint Real Estate Capital LLC, that are not consolidated based on the above guidance. Additionally, the Trust confirms that NexPoint Real Estate Capital LLC is a controlled investment of the Trust.

2.	Staff Comment: Please confirm supplementally that all wholly owned and all substantially wholly owned subsidiaries have been consolidated within the financial statements of the Trust. In particular, please describe the Trust’s assessment with respect to the consolidation of the financial statements of NexPoint Real Estate Opportunities, LLC (formerly, “Freedom REIT”) with the Trust’s financial statements.

Response: As noted above, the Trust generally does not consolidate its interest in any company other than (i) investment company subsidiaries and (ii) controlled operating companies substantially all of whose business consists of providing services to the Trust. Additionally, the Trust confirms that NexPoint Real Estate Opportunities, LLC is not and will not be an investment company because it meets the requirements of Section 3(c)(5)(C) of the 1940 Act as an owner of real property and real estate-related investments and, accordingly, is not an investment company under the 1940 Act. NexPoint Real Estate Opportunities, LLC is or will be excluded as well from the definition of investment company under FASB ASC 946-10-15 because its business purposes and activities include making investments for strategic operating purposes and exclude making multiple substantive investments and investing with an exit strategy. Additionally, NexPoint Real Estate Opportunities, LLC does not and will not provide any substantive services to the Trust. As a result, the Trust does not consolidate NexPoint Real Estate Opportunities, LLC’s financial statements, or the financial statements of other controlled companies other than (i) investment company subsidiaries and (ii) controlled operating companies substantially all of whose business consists of providing services to the Trust, with those of the Trust.

3.	Staff Comment: Please include a line item for commitments and contingencies and a cross-reference to the Notes to Financial Statements, as appropriate, in a footnote in the Statement of Assets and Liabilities.

Response: The Trust confirms that there were no commitments or contingencies during the reporting period, and confirms that it intends to include the noted line item and cross-reference in future shareholder reports, as appropriate.

4.	Staff Comment: Please confirm that the category of each specific holding of the Trust described in the Investment Portfolio section of the Shareholder Report is properly identified, in particular with respect to investments in collateralized loan obligation (“CLO”) preferred shares. Additionally, please include the maturity and interest rate, as applicable, of each of the Trust’s holdings, and discuss supplementally why certain of the loans held by the Trust do not include a stated rate and maturity.

Response: The Trust confirms that the category of each specific holding of the Trust is properly identified and confirms that the Trust will include the maturity and interest rate, as applicable, of each of the Trust’s interest-bearing holdings in future shareholder reports. The Trust notes that certain of its loan holdings did not include a stated interest rate and maturity date because the loans were past their respective maturity dates or were defaulted. For loans that are not defaulted or past their respective maturities, the Trust confirms that it will include, as applicable, a stated rate and maturity.

5.	Staff Comment: In the Investment Portfolio section of the Shareholder Report, please identify the estimated rate with respect to each of the Trust’s CLO equity investments and ensure that such rates are identified as estimates.

Response: The Trust’s CLO equity investments are expected to generate distributions at variable rates over time, and the Trust believes that it does not have a basis for providing an estimated rate that is sufficiently reliable that it would enhance investor understanding. The Trust respectfully declines to make the requested change.

6.	Staff Comment: In the Statement of Changes in Net Assets, a portion of the Trust’s distributions appears to be a tax return of capital. Please identify any tax return of capital on the Statement of Changes in Net Assets as well as the Financial Highlights. Additionally, please confirm supplementally that the Trust complies with Rule 19a-1 under the 1940 Act.

Response: The Trust confirms that it intends to identify tax returns of capital in the Statement of Changes in Net Assets and Financial Highlights sections in future shareholder reports. The Trust confirms that it complies with Rule 19a-1 with respect to its shareholder notices regarding the source of distribution payments.

7.	Staff Comment: With respect to Note 11 in the Notes to Financials, Footnote 1 to Rule 12-14 of Regulation S-X provides that each issue must be identified separately and the Trust must group its investments into the following categories: (1) investments in majority-owned subsidiaries, segregating subsidiaries consolidated, (2) other controlled companies, and (3) other affiliates. Please ensure going forward that the Trust presents its investments in accordance with Footnote 1 to Rule 12-14 under Regulation S-X.

Response: The Trust confirms that it will present its investments in accordance with Footnote 1 to Rule 12-14 under Regulation S-X in future shareholder reports.

8.	Staff Comment: In the Investment Portfolio section, the Staff notes that the Trust held variable rate securities as of the period end. Please include a description of the reference rate and spread for each such variable rate security and either disclose the end of period interest rate or disclose the end of period reference rate for each reference rate described in the Investment Portfolio in a footnote. Please note that this comment applies to any N-2 filings that the Trust may make going forward.

Response: The Trust confirms that it intends to describe the reference rate and spread for each variable rate security in future shareholder reports and in future N-2 filings as requested by the Staff, and respectfully directs the Staff’s attention to footnotes (a) and (g) to the Portfolio of Investments, which include the referenced disclosure.

9.	Staff Comment: Please disclose the information related to restricted securities required by Footnote 6 of Rule 12-12 of Regulation S-X.

Response: The Trust confirms that it intends to include the information required by Footnote 6 of Rule 12-12 in footnotes to the table of investments in securities of unaffiliated issuers in future shareholder reports.

10.	Staff Comment: With respect to the Statement of Operations, please confirm the Trust’s compliance with Item 2(b) of Rule 6-07 of Regulation S-X, as the Trust’s total “Other” expenses exceeded 5% of the Trust’s Total Operating Expenses for the period.

Response: The Trust confirms that it complies with Item 2(b) of Rule 6-07 of Regulation S-X, as each individual expense item in the category “Other” did not exceed 5% of the Trust’s Total Operating Expenses for the period.

11.	Staff Comment: In the Notes to Financial Statements, please include the reporting entity’s policy for determining when transfers between valuation levels are deemed to have occurred. As stated in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820-10-50-2(c), the policy regarding the timing of recognizing transfers shall be the same for transfers into levels as for transfers out of levels.

Response: The Trust respectfully submits that Form N-2 and Form N-CSR do not require the referenced disclosure. Nonetheless, the Trust will consider the Staff’s comment in preparing its future shareholder reports.

12.	Staff Comment: The Staff notes the following disclosure in Note 7 of the Notes to Financial Statements in the Shareholder Report:

The Fund closes its net asset value daily, and using asset prices available at the time of the December 31, 2015 NAV close, the Fund calculated asset coverage of greater than 300%. The Fund received updated prices for certain instruments in January that were used for financial reporting purposes as part of this report. These updated prices pushed the percentage of asset coverage down to 296.2%. As of February 4, 2016, the date that the Fund declared the February monthly dividend, the percentage of asset coverage was over 300%.

Please explain supplementally how the referenced updated prices were discovered and describe supplementally any changes made to the control environment for the Trust to ensure that prices are representative of fair value for future reporting periods.

Response: On December 31, 2015, the Trust used all available information to price the Trust’s assets for purposes of determining its NAV. Subsequent to this date, broker quotes for certain CLO assets were received that were not available as of December 31, 2015, and this new information resulted in updated prices that were included in the Trust’s December 31, 2015 financial reports audited by PricewaterhouseCoopers, LLP, the Trust’s independent registered public accounting firm.

The Trust’s CLO valuation process maximizes the use of observable inputs and is supported by processes to assess the relevance and reliability of those inputs, in accordance with applicable accounting guidance. The Trust utilizes a monthly dealer (broker) quote process to price CLO instruments absent information to indicate that a quote is unreliable. During the normal course of this process, updated broker quotes representative of fair value as of December 31, 2015 were received and utilized for financial reporting purposes.

13.	Staff Comment: Please include the disclosure required by Instruction 6(b), (c), and (d) to Item 24 of Form N-2 regarding quarterly portfolio holdings information and proxy voting information. Additionally, please disclose information regarding the availability of the Trust’s Statement of Additional Information (“SAI”) in accordance with Instruction 4(f) to Item 24 of Form N-2.

Response: The Trust confirms that it will add the disclosure contemplated by the noted Instructions in future shareholder reports.

Comments Applicable to the Trust’s Website

14.	Please update the Trust’s gross expense ratio to be consistent with the fee tables provided in the Trust’s current prospectus. Additionally, in the “Portfolio Characteristics” section of the Trust’s Fact Sheet, please remove any references to distribution yields if the Trust has a return of capital for the applicable period and include disclosure regarding the impact of the NexPoint Residential Trust, Inc. spin-off.

Response: The gross expense ratio posted on the Trust’s website is consistent with the gross expense ratio provided in the Trust’s annual shareholder report, which provides more recent disclosure than the Trust’s current prospectus. Accordingly, the Trust respectfully declines to make the requested change.

The Trust confirms that it will remove references to distribution yields if the Trust has a return of capital for the applicable period, and will include the following footnote to the “NAV/Price” graph in the Fund’s fact sheet regarding the impact of the NexPoint Residential Trust, Inc. spin-off on NAV and market price:

“The above chart has been adjusted for the NexPoint Residential Trust, Inc. spin-off that occurred on April 1, 2015 and the 1-for-4 reverse stock split of the Trust’s issued and outstanding shares on October 6, 2015.”

*        *        *

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or jessica.reece@ropesgray.com.

Very truly yours,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP